Black Hammer Brewing Company

Profit and Loss
January - December 2022

	TOTAL
Income	
4000. Gross Sales	
4100. Brewery Sales	
4101. Beer Sales	562,783.99
4102. Food Sales	41,091.08
4104. Non-Alcoholic Beverage Sales	2,835.00
4105. Wine Sales	2,520.00
4106. Discounts and Comps	-26,764.53
4107. Service Charge	17,015.58
4108. Shopify Sales	4,194.88
4109. SF Healthy Surcharge	23,577.40
Total 4100. Brewery Sales	**627,253.40**
4200. Wholesale Sales	1,757.80
4210. Sales - Bottled	111,641.80
4215. Sales - Kegged	122,036.09
4216. Hard Seltzer - Kegged	580.00
4230. Shipping Income	882.24
Total 4200. Wholesale Sales	**236,897.93**
4220. Sales - Merchandise	13,650.00
Total 4000. Gross Sales	**877,801.33**
Brewery Income	20,185.23
Sales	931.50
Tip Income	127,563.43
Uncategorized Income	0.00
Total Income	**$1,026,481.49**
Cost of Goods Sold	
5000. Cost of Goods Sold	0.00
5010. Food COG	17,642.20
5020. Beer COG	2,984.68
Beer Kegged	23,202.00
Beer Packaged	23,764.81
Equipment	130.30
Equipment Rental - COS	7,310.45
Hard Seltzer - Kegged	57.14
Inventory Adjustment	10,133.01
Packaging	67,874.18
Shipping, Freight & Delivery - COS	2,469.11
Supplies	4,087.56
Taproom Transfer	39,383.80
Work in Progress Loss	11,197.50
Total 5020. Beer COG	**192,594.54**
5030. Merchandise	9,738.88

Black Hammer Brewing Company

Profit and Loss
January - December 2022

	TOTAL
5035. Beverage COG	1,559.55
5040. Wine COG	897.85
Total 5000. Cost of Goods Sold	**222,433.02**
Total Cost of Goods Sold	**$222,433.02**
GROSS PROFIT	**$804,048.47**
Expenses	
6000. Payroll	
6015. Payroll - Beer Production	136,947.23
6020. Payroll - Front of House	62,920.42
6025. Payroll - Operations	78,035.82
6026. Payroll - Sales	6,943.96
6030. Payroll Taxes	34,352.04
6040. Payroll/HR Expenses	2,595.00
6042. Employee Benefit	7,584.15
Gross Wages	
Tips Reports on W-2's	127,563.43
Total Gross Wages	**127,563.43**
Total 6000. Payroll	**456,942.05**
6041. Worker's Comp Insurance	2,391.00
7000. Controllable Expenses	
7100. Advertising and Marketing	80,769.17
7110. Charitable Contribution	25.55
Total 7100. Advertising and Marketing	**80,794.72**
7200. General & Administrative Exp.	
7210. Auto Expense	5,127.05
7215. Bank Charge	196.37
7220. Credit Card Processing Fee	23,219.87
7225. Dues and Subscriptions	5,267.15
7230. Meals and Entertainment	3,220.95
7231. Cash Over/Short	3,367.19
7235. Parking and Toll	1,011.08
7240. Office Expense	1,017.12
7245. Postage	713.06
7251. PayPal Fees	273.14
7252. QuickBooks Payments Fees	88.34
7255. Cable & Internet	5,666.62
7256. Telephone Expense	1,915.92
7260. Interest Expense	15,194.92
7265. Technology/Software	18,235.18
7270. Travel	7,469.17
7290. Miscellaneous	6,015.44

Black Hammer Brewing Company

Profit and Loss
January - December 2022

	TOTAL
Total 7200. General & Administrative Exp.	**97,998.57**
7300. Outside Services	1,265.00
7310. Accounting	19,465.00
7315. Cleaning	13,200.00
7325. Legal & Consulting	4,342.99
Total 7300. Outside Services	**38,272.99**
7400. Repairs and Maintenance	8,270.65
Total 7000. Controllable Expenses	**225,336.93**
7500. Supplies	
7510. Taproom Supplies	20,063.62
7515. Smallwares	10,567.45
Total 7500. Supplies	**30,631.07**
8000. Non-Controllable Expenses	
8100. Occupancy	
8110. Business Insurance	19,279.79
8115. Licenses & Permits	6,864.65
8120. Rent or Lease of Buildings	145,449.03
Total 8100. Occupancy	**171,593.47**
8200. Taxes	7,212.08
8210. Excise Taxes	2,195.59
Total 8200. Taxes	**9,407.67**
8300. Utilities	34,339.24
8310. Trash	11,069.50
Total 8300. Utilities	**45,408.74**
Total 8000. Non-Controllable Expenses	**226,409.88**
8125. Equipment Rental	15,521.92
Bad Debt	8,770.17
Meeting	4,012.67
Total Expenses	**$970,015.69**
NET OPERATING INCOME	**$ -165,967.22**
Other Income	
8500. Other Income	-354.20
SBA PPP Loan (Forgiveness)	103,078.00
Total Other Income	**$102,723.80**
Other Expenses	
9000. Other Expenses	
9010. Depreciation Expense	105,502.04

Black Hammer Brewing Company

Profit and Loss

January - December 2022

	TOTAL
9035. Guaranteed Payments	50,050.00
Total 9000. Other Expenses	**155,552.04**
Total Other Expenses	**$155,552.04**
NET OTHER INCOME	$ -52,828.24
NET INCOME	$ -218,795.46

Black Hammer Brewing Company

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000. Cash on hand	3,729.45
1001. BOA Payroll 2208 (deleted)	-13.75
1002. BOA Revenue- 1822	0.00
1003. BOA Savings-2237	160.00
1004. PayPal	0.00
1006. PPP Account 1767	67,753.17
1007. DO NOT USE FOR CHECKS BoA 7452	5,847.16
Payroll Clearing Account	0.00
Total Bank Accounts	**$77,476.03**
Accounts Receivable	
1200. Accounts Receivable	16,970.24
Total Accounts Receivable	**$16,970.24**
Other Current Assets	
1400. Merchant Service	3,485.47
1500. Pay Advance	0.00
Inventory	0.00
Beer - Bulk	-16.54
Beer - Kegged	4,271.00
Beer - Packaged	15,110.00
Beer - Work In Progress	6,765.26
Hard Seltzer - Kegged	0.00
Ingredients	25,167.38
Merchandise	2,500.00
Other	0.00
Packaging	5,018.00
Total Inventory	**58,815.10**
Inventory Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$62,300.57**
Total Current Assets	**$156,746.84**

Black Hammer Brewing Company

Balance Sheet
As of December 31, 2022

	TOTAL
Fixed Assets	
1600. Fixed Assets	
1610. Barrel	0.00
1615. Equipment	326,012.22
1620. Furniture & Fixtures	35,814.66
1625. Leasehold Improvements	470,973.25
1630. Vehicles	5,800.00
1680. Accumulated Depreciation	-653,155.18
1690. Accumulated Amortization	-747.00
Total 1600. Fixed Assets	**184,697.95**
Total Fixed Assets	**$184,697.95**
Other Assets	
1700. Other Assets	
1710. Patent/Trademark	1,225.00
Total 1700. Other Assets	**1,225.00**
Total Other Assets	**$1,225.00**
TOTAL ASSETS	**$342,669.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000. Accounts Payable	11,111.43
Total Accounts Payable	**$11,111.43**
Credit Cards	
2100. Credit Card	
2115. Bank of America - CC 4485	0.00
2120. BOA Corp Account 7660 (deleted)	-12,952.90
2121. Business Advantage Cash Rewards 7766 (deleted)	14,638.47
Total 2120. BOA Corp Account 7660 (deleted)	**1,685.57**
2130. Chase (4650)	938.43
2131. Chase - 1263 (deleted)	12,569.34
2133. Chase - 6924 (deleted)	118.40
2135. Chase- 2045 (deleted)	21,012.29
2136. Chase- 2721 (deleted)	72,915.30
2137. Chase-1641	-50,383.47
Total 2130. Chase (4650)	**57,170.29**

Black Hammer Brewing Company

Balance Sheet
As of December 31, 2022

	TOTAL
Total 2100. Credit Card	**58,855.86**
Total Credit Cards	**$58,855.86**
Other Current Liabilities	
2200. Other Current Liabilities	
2210. Benefit Liabilities	16,752.89
2211. Loan from (Bay Area Collective) Willkommen	349,307.29
2215. Gift Card Liabilities	7,976.50
2220. Keg Deposit	10,765.37
2223. Payroll Clearing	0.00
2224. Payroll Taxes Payable	-6,479.52
2225. Sales Tax Payable	3,451.08
2230. Tips Payable	0.00
2260. Cal Savers	132.46
Total 2200. Other Current Liabilities	**381,906.07**
Banks Payable	0.00
Black Hammer Brewing LLC Payable	0.00
California Payable	0.00
Can and Bottle Deposits	15.44
Freight-Out Payable	0.00
No Tax Payable	0.00
San Francisco Payable	0.00
Square Gift Card	0.00
Square Tax Agency Payable	0.00
Total Other Current Liabilities	**$381,921.51**
Total Current Liabilities	**$451,888.80**
Long-Term Liabilities	
2500. Notes Payable	
2510. Loan from Mrs. Jackey	80,040.77
2515. Loans from Jim Furman	1,499.06
2516. Loans from Web Bank (Intuit)	0.00
2517. US Bank Loan	21,775.46
2519. Bond payable - North Capital Private	41,876.48
2520. EIDL Loan	500,000.00
2521. Chrysler Loan payable	0.00
Total 2500. Notes Payable	**645,191.77**
Total Long-Term Liabilities	**$645,191.77**
Total Liabilities	**$1,097,080.57**

Black Hammer Brewing Company

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
3000. Investors	
3010. Amanda Bishop	1.00
3015. Amir Haghihat	5,000.00
3020. Andrew Baron	50,000.00
3025. Ashton Honnecke	5,000.00
3030. Bryan Hermannsson	150,000.00
3035. Cody Laxo	1.00
3040. Cynthia Daffurn	10,000.00
3045. Daniel Johnson	25,000.00
3050. Daniel Shiplacoff	75,000.00
3055. Eugenio Jarosiewicz	50,000.00
3060. Gabriel Schine	50,000.00
3065. Graeme Connell	75,000.00
3070. Heather Singleton	1.00
3080. John Baron IRA Services Trust Company	100,000.00
3085. John Shilktaitis	50,000.00
3090. Jose Rivera Caminos	25,000.00
3091. Judy Liu	5,000.00
3092. Megan Blattspieler	25,000.00
3093. Platform Capital Partners	50,000.00
Total 3000. Investors	**750,003.00**
Opening Balance Equity	0.00
Retained Earnings	-1,285,618.32
Net Income	-218,795.46
Total Equity	**$ -754,410.78**
TOTAL LIABILITIES AND EQUITY	**$342,669.79**

Black Hammer Brewing Company

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-218,795.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200. Accounts Receivable	339.14
1400. Merchant Service	-23.45
1500. Pay Advance	600.00
Inventory	0.00
Inventory:Beer - Bulk	-1.20
Inventory:Beer - Kegged	11,361.33
Inventory:Beer - Packaged	-13,054.55
Inventory:Beer - Work In Progress	-273.19
Inventory:Hard Seltzer - Kegged	114.72
Inventory:Ingredients	-7,183.22
Inventory:Merchandise	1,660.70
Inventory:Other	3,020.00
Inventory:Packaging	-2,813.14
1600. Fixed Assets:1680. Accumulated Depreciation	105,379.04
1600. Fixed Assets:1690. Accumulated Amortization	123.00
2000. Accounts Payable	3,229.13
2100. Credit Card:2110. American Express (deleted)	4.20
2100. Credit Card:2115. Bank of America - CC 4485	150.00
2100. Credit Card:2120. BOA Corp Account 7660 (deleted)	1,448.31
2100. Credit Card:2120. BOA Corp Account 7660 (deleted):2121. Business Advantage Cash Rewards 7766 (deleted)	1,237.26
2100. Credit Card:2130. Chase (4650):2137. Chase-1641	2,539.75
2200. Other Current Liabilities:2210. Benefit Liabilities	16,752.89
2200. Other Current Liabilities:2211. Loan from (Bay Area Collective) Willkommen	56,126.06
2200. Other Current Liabilities:2215. Gift Card Liabilities	2,011.88
2200. Other Current Liabilities:2220. Keg Deposit	3,053.62
2200. Other Current Liabilities:2224. Payroll Taxes Payable	-14,063.68
2200. Other Current Liabilities:2225. Sales Tax Payable	-5,439.11
2200. Other Current Liabilities:2230. Tips Payable	-8,129.15
2200. Other Current Liabilities:2250. SBA PPP Loan (deleted)	-103,078.00
2200. Other Current Liabilities:2260. Cal Savers	132.46
Black Hammer Brewing LLC Payable	-10.20
California Payable	0.00
Can and Bottle Deposits	15.44
Freight-Out Payable	0.00
No Tax Payable	0.00
San Francisco Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**55,230.04**
Net cash provided by operating activities	**$ -163,565.42**
INVESTING ACTIVITIES	
1600. Fixed Assets:1615. Equipment	-78,480.04
Net cash provided by investing activities	**$ -78,480.04**

Black Hammer Brewing Company

Statement of Cash Flows

January - December 2022

	TOTAL
FINANCING ACTIVITIES	
2500. Notes Payable:2510. Loan from Mrs. Jackey	5,040.77
2500. Notes Payable:2515. Loans from Jim Furman	1,883.79
2500. Notes Payable:2517. US Bank Loan	-9,653.53
2500. Notes Payable:2518. Loan from Andrew Baron (deleted)	-33,123.57
2500. Notes Payable:2519. Bond payable - North Capital Private	-22,834.24
2500. Notes Payable:2520. EIDL Loan	350,000.00
Net cash provided by financing activities	**$291,313.22**
NET CASH INCREASE FOR PERIOD	**$49,267.76**
Cash at beginning of period	28,208.27
CASH AT END OF PERIOD	**$77,476.03**